Human Resources

The Employee Connection


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Delta's Option Exchange Program

Delta Air Lines is offering eligible employees the opportunity to exchange certain stock options for replacement stock options at a new exercise price. This site provides a general description of the offer, timing and what to do if you want to participate. The SkyShares calculator or Performance Compensation Plan (PCP) calculator below may help you decide.

The option exchange program has specific eligibility requirements, as well as potential risks, for participation. Option holders must be eligible on each of three dates to participate: May 28, when the option period begins; June 25, when the option period ends; and Dec. 26, currently expected to be when the replacements options are scheduled to be granted. For complete details on eligibility and risk, see these areas noted in the Offer to Exchange dated May 28, 2003.

General Information

- Offer to Exchange

SkyShares Option Exchange

- SkyShares Calculator

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Contact Information

- Merrill Lynch Web site
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- Phone number for ESC goes here
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FAQ's

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Performance Compensation Plan

- PCP Calculator
- Performance Compensation Plan (PCP) Option Exchange Program Booklet

- Top Ten FAQ's
- Frequently Asked Questions

You can choose whether to participate in the option exchange program - the decision is entirely yours. This is a one-time offer, and it will only be available for a limited time. The Offer to Exchange contains complete information on the on the Option Exchange Program. Also see the SkyShares Option Exchange Program Booklet or the PCP Option Exchange Program Booklet for general information.